Exhibit 99.2

   FINANCIAL FEDERAL CORPORATION DECLARES QUARTERLY DIVIDEND


NEW YORK, NY: September 22, 2009 - Financial Federal Corporation (NYSE:FIF) today announced its Board of Directors declared a $0.15 per share quarterly dividend on its common stock. The dividend is payable October 23, 2009 to stockholders of record at the close of business on October 9, 2009. The dividend rate is the same as the prior quarter.


Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.


CONTACT:  Steven F. Groth
          Chief Financial Officer
          (212) 599-8000